Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the “Issuer” or “IMC”).

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 31/3/2022:

69,690,151 Common Shares

Date: April 7, 2022

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

•
On March 15, 2022, after receiving all requisite regulatory approvals, including from the Israeli Medical Cannabis Agency (“IMCA”), the Issuer announced the completion of the following strategic acquisitions, each as previously announced in 2021:

o
IMC Holdings Ltd. (“IMC Holdings”) successfully completed the acquisition of 51% of the outstanding ordinary shares of Revoly Trading and Marketing Ltd., dba Vironna (“Vironna”), as first announced on August 16, 2021 (the “Vironna Transaction”). The aggregate consideration for the Vironna Transaction was NIS 8.5 million (approximately CAD$3.3 million), consisting of NIS 5 million (approximately CAD$1.9 million) in cash and NIS 3.5 million (approximately CAD$1.37 million) in common shares of the Issuer (the “Vironna Consideration Shares”). The Issuer issued 485,362 Vironna Consideration Shares on March 14, 2022 at a deemed issue price of US$2.209 (approximately CAD$2.809) per Vironna Consideration Share, calculated based on the average closing price of the Issuer’s common shares on the Nasdaq Capital Market (the “NASDAQ”) over the 14 trading day period immediately preceding closing of the Vironna Transaction.

o
IMC Holdings completed the acquisition of all the outstanding ordinary shares of (1) R.A. Yarok Pharm Ltd. (“Pharm Yarok”), a leading medical cannabis pharmacy located in central Israel; and (2) Rosen High Way Ltd. (“Rosen High Way”), a trade and distribution centre with an IMC-GDP license that provides medical cannabis storage, distribution services and logistics solutions for cannabis companies and pharmacies in Israel (collectively, the “Pharm Yarok Transaction”), as first announced on July 28, 2021. The acquisition of the outstanding ordinary shares of High Way Shinua Ltd., an applicant for a medical cannabis transportation license, is pending receipt of the requisite approval from the IMCA. Pursuant to the definitive agreement for the Pharm Yarok Transaction, the former shareholders of Pharm Yarok and Rosen High Way agreed to make a strategic investment in the Issuer by means of a private placement concurrently with closing of the Pharm Yarok Transaction. On March 14, 2022, the Issuer completed the non-brokered private placement whereby the Issuer issued 523,700 common shares (the “Pharm Yarok Private Placement Shares”) at a deemed price of CAD$2.616 for aggregate proceeds of CAD$1,369,999.20. The deemed price of the Pharm Yarok Private Placement Shares was calculated based on the average closing price of the Issuer’s common shares on the Canadian Securities Exchange over the 8 trading day period immediately preceding March 14, 2022.

o
Lastly, IMC Holdings acquired an IMC-GDP license for the distribution of medical cannabis (the “Panaxia GDP License”) from Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd., part of the Panaxia Labs Israel, Ltd. group of companies (collectively, “Panaxia”). The Panaxia GDP License was acquired on March 14, 2022 (the “Panaxia GDP License Closing”) pursuant to the definitive agreement first announced by the Company on April 30, 2021 (the “Panaxia Transaction”) and assigned to I.M.C. Pharma Ltd. (“IMC Pharma”), a wholly-owned Israeli subsidiary of IMC Holdings, in accordance with the terms of the transaction. The aggregate consideration for the Panaxia Transaction was NIS 18.7 million (approximately CAD$7.2 million), of which NIS 7.6 million (approximately CAD$2.9 million) was paid in two cash instalments and NIS 11.1 million (approximately CAD$4.3 million) payable in common shares of IM Cannabis (“Panaxia Consideration Shares”). The Company has issued a total of four instalments of Panaxia Consideration Shares, as announced by the Company on August 9, 2021, September 8, 2021, October 20, 2021 and November 16, 2021. The fifth and final instalment of Panaxia Consideration Shares will be issued following the Panaxia GDP License Closing. The Panaxia Transaction includes a further option to acquire, for no additional consideration, a pharmacy from Panaxia, including requisite licenses to dispense and sell medical cannabis to patients, that the Company has exercised (“Panaxia Pharmacy Closing”). The Panaxia Pharmacy Closing is expected to occur in Q3 2022.

•
On March 28, 2022, IMC Holdings completed the strategic acquisition of 51% of the rights in Oranim Pharm Partnership (“Oranim Pharm”) (the “Oranim Transaction”). Oranim Pharm is one of the largest pharmacies selling medical cannabis in Israel and the largest pharmacy selling medical cannabis in the Jerusalem area. The closing of the Oranim Transaction occurred on March 28, 2022, upon the receipt of all requisite approvals. The aggregate consideration for the Oranim Transaction was approximately NIS 11.94 million (approximately CAD$4.6 million), consisting of approximately NIS 5.2 million (approximately CAD$2 million) paid in cash at signing of the definitive agreement, NIS 1.54 million (approximately CAD$0.6 million) in common shares of the Issuer (the “Oranim Consideration Shares”) and approximately NIS 5.2 million (approximately CAD$2 million) in cash to be paid during Q1 2023. The Issuer issued 251,001 Oranim Consideration Shares on March 30, 2022, at a deemed issue price of US$1.899 (approximately CAD$2.37) per Oranim Consideration Share, calculated based on the average closing price of the Issuer’s common shares on the NASDAQ over the 14 trading day period immediately preceding March 28, 2022.

•	On March 31, 2022, the Issuer announced financial results for the three months and fiscal year ended December 31, 2021 and provided a Q1 2022 outlook.

2.	Provide a general overview and discussion of the activities of management.

Management of the Issuer (“Management”) is focused on continuing the Issuer’s growth in all three markets in which it currently operates: Israel, Germany and Canada. Following the successful completion of the acquisition of the Canadian entities, Trichome Financial Corp. (“Trichome”) and MYM, and the strategic Israeli acquisitions of Vironna, Pharm Yarok, Panaxia and Oranim Pharm, Management is focused on integrating and managing its international assets and supply chain in order to maximize company-wide revenue and margins, and continues to focus on its entry into the medical cannabis distribution and retail segments in Israel. Management also continues to identify and pursue new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, securing additional supply, distribution and sale agreements in Germany through Adjupharm GmbH (“Adjupharm”) and in Israel through Focus Medical Herbs Ltd. (“Focus Medical”).

3.
Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

Not Applicable.

4.
Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5.
Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

6.
Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

On March 6, 2022, Focus Medical and Ever Green Solomon Pharma Ltd (“Ever Green”) agreed to mutually terminate the supply agreement entered on July 24, 2020. Focus Medical will not be required to purchase additional quantities under this supply agreement. The Issuer does not expect any adverse effect of such termination due to its other quality sources of cannabis products, such as imported products from its Canadian cultivation facilities and other third party supply partners.

7.
Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

Please see Section 1 regarding the completion of the Vironna Transaction, Pharm Yarok Transaction, Oranim Transaction and Panaxia Transaction.

8.	Describe the acquisition of new customers or loss of customers.

Not Applicable.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

In connection with the strategic acquisitions described in Section 1, the Issuer acquired three IMC-GDP licenses to dispense and sell medical cannabis to licensed medical cannabis patients through pharmacies and two IMC-GDP licenses to operate trading houses.

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

In March 2022, the Issuer hired 23 employees and 22 resignations or terminations of employees occurred.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

Not Applicable.

12.
Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Not Applicable.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Not Applicable.

14.	Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Common Shares	251,001	Issued to Oranim securityholders as consideration for the Oranim Transaction, as further detailed in Section 1 above.	N/A
Common Shares	485,362	Issued to Vironna securityholders as consideration for the Vironna Transaction, as further detailed in Section 1 above.	N/A
Common Shares	523,700	Issued to subscribers to a non-brokered private placement completed concurrently with the closing of Pharm Yarok Transaction, as further detailed in Section 1 above.	CAD$1,369,999 to be used for working capital

(1)          State aggregate proceeds and intended allocation of proceeds.

15.	Provide details of any loans to or by Related Persons.

Not Applicable.

16.	Provide details of any changes in directors, officers or committee members.

Rinat Efrima, who was appointed as the Chief Executive Officer of IMC Holdings, the Issuer’s wholly-owned Israeli subsidiary, took office on March 1, 2022. Additional information on Ms. Efrima’s appointment can be found in the Issuer’s Form 7 from January 2022.

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

The Issuer has taken proactive measures to protect the health and safety of its employees in respect of COVID-19 in order to continue delivering high quality medical cannabis products to its patients and to maintain its financial health. The Issuer has postponed planned investments in certain jurisdictions until global economic risks subside, but it continues to focus on its acquisition strategy in Canada and Europe while enhancing organizational efficiency and the reduction of operating costs . The Issuer also continues to develop the IMC brand by increasing physician awareness and engagement to drive sales of IMC-branded medical cannabis products in Germany and by seeking new supply and sales agreements in Israel.

While the precise impact of the COVID-19 outbreak on the Issuer remains unknown, the rapid spread of COVID-19 and declaration of the outbreak as a global pandemic have resulted in travel advisories and restrictions, certain restrictions on business operations, social distancing precautions and restrictions on group gatherings which could have negative impact on businesses around the world, including the cannabis markets in which the Issuer and its subsidiaries and related companies operate. Such implications may also affect Trichome’s debtors, including their respective abilities to repay their obligations. The spread of COVID-19 and conflict in Eastern Europe may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Issuer relies; decrease demand for products; and cause staff shortages, reduced customer traffic, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical.

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there were no material information concerning the Issuer which has not been publicly disclosed.

3.
The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: April 7, 2022

Oren Shuster Name of Director or Senior Officer “Oren Shuster” Signature Chief Executive Officer Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End March 2022	Date of Report YY/MM/D 2022/04/07
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. +972 546687515
Contact Name Yael Harrosh	Contact Position Global Chief Legal and Operations Officer	Contact Telephone No. +972 546687515
Contact Email Address yael.h@imcannabis.com	Web Site Address http://www.imcannabis.com/